November 29, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Vision Marine Technologies Inc.
Registration Statement on Form F-1
File No. 333-275503

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 28, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, November 29, 2023, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

VISION MARINE TECHNOLOGIES INC.

By:	/s/ Kulwant Sandher
Name:	Kulwant Sandher
Title:	Chief Financial Officer